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                          ERNST & YOUNG LLP


March 4, 1997

Board of Directors
Security Systems Holdings, Inc.
125 Frontage Road
Orange, Connecticut 06477

Pursuant to your request, this letter provides our opinion concerning certain Federal income tax consequences which could arise from consummation of the merger (the "Merger") set forth in the Agreement and Plan of Merger dated as of December 23, 1996, by and among Triton Group Ltd. ("Triton"), Triton Acquisition Corp. ("Merger Sub"), and Security Systems Holdings, Inc. ("Alarmguard") ("the Plan of Merger"). Unless otherwise indicated or the context otherwise requires, as used in this opinion, the term "Holdings" refers to Alarmguard Holdings, Inc. (formerly known as Triton) and its subsidiaries after the consummation of the Merger.

In rendering this opinion, we have relied upon: the Plan of Merger; the Statements of Facts and Representations received from the managements of Alarmguard and Triton; and the draft Proxy Statement/Prospectus and accompanying materials filed with the Securities and Exchange Commission on December 24, 1996 (the "Proxy Statement") (collectively, "the Documents"). Any defined terms used herein and not otherwise defined herein have the meaning set forth in the Documents.

You have represented to us that the Documents provide an accurate and complete description of the facts and circumstances concerning the Merger, that the copies provided to us are accurate and the signatures genuine. We have made no independent determination regarding such facts and circumstances and, therefore, have relied upon the Documents with regard thereto for purposes of this letter.

We understand that you will include a reference to Ernst & Young LLP, and a summarization of our opinion and a copy of our opinion as an attachment to the final Proxy Statement to be filed with the Securities and Exchange Commission. We consent to such reference and summarization and the inclusion of our opinion therein.

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Board of Directors                                              March 4, 1997
Security Systems Holdings, Inc.                                        Page 2



                       FEDERAL INCOME TAX CONSEQUENCES


Based upon the information contained in the Documents, we are of the opinion that the following Federal income tax consequences will result from the Merger:


  (1) No gain or loss will be recognized by a holder of Alarmguard Common Stock or Alarmguard Preferred Stock upon the conversion of such holder's shares of Alarmguard Common Stock or Alarmguard Preferred Stock into the Merger Shares. A holder of Alarmguard Common Stock or Alarmguard Preferred Stock who receives cash in lieu of a fractional interest in a share of Holdings Common Stock will recognize gain or loss, which will be capital gain or loss, equal to the difference between the amount of cash received and the ratable portion of the holder's tax basis in the shares of Alarmguard Common Stock or Alarmguard Preferred Stock being converted pursuant to the Merger that is allocated to such fractional interest. A holder of Alarmguard Preferred Stock who receives cash in exchange for the right to receive dividends will recognize ordinary income to the extent of Alarmguard's and Triton's current and accumulated earnings and profits;

  (2) The tax basis of the shares of Holdings Common Stock received by a former holder of Alarmguard Common Stock or Alarmguard Preferred Stock pursuant to the Merger in the aggregate will be the same as the holder's tax basis in the shares of Alarmguard Common Stock or Alarmguard Preferred Stock being converted pursuant to the Merger, reduced by the ratable portion of such tax basis that is allocable to any fractional interest in a share of Holdings Common Stock with respect to which the cash is being received; and

  (3) The holding period of the shares of Holdings Common Stock received by a former holder of Alarmguard Common Stock or Alarmguard Preferred Stock pursuant to the Merger will include the holder's holding period with respect to the shares of Alarmguard Common Stock or Alarmguard Preferred Stock being converted pursuant to the Merger.

  (4) Neither Holdings nor the existing shareholders of Triton will recognize any gain or loss as a result of the Merger. In addition, neither Merger Sub nor Alarmguard will recognize any gain or loss as a result of the Merger.

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Board of Directors                                                March 4, 1997
Security Systems Holdings, Inc.                                          Page 4




                                SCOPE OF OPINION


The scope of this opinion is expressly limited solely to the Federal income tax issues specifically addressed in (1) through (4) in the section entitled "FEDERAL INCOME TAX CONSEQUENCES", above. Specifically, our opinion has not been requested, and we have made no determination nor expressed any opinion on any other issues, including, but not limited to, any state and local, foreign, consolidated return, employee benefit, and Code Section 382 issues, or alternative minimum tax consequences to the parties to this transaction. Further, no opinion is expressed as to the qualification of the Merger as a statutory merger under state law, or concerning the Reverse Stock Split.

Our opinion, as stated above, is based upon our analysis of the Internal
Revenue Code of 1986, as amended, the Treasury Regulations, current case law, and published Internal Revenue Services ("IRS") authorities. The foregoing are subject to change, and such change may be retroactively effective. No assurance can be provided as to the effect of any such change upon our opinion. In addition, our opinion is based on the information contained in the Documents. Any variation or differences in the Documents may affect our opinion, perhaps in an adverse manner. We have undertaken no obligation to update this opinion for changes in facts or law occurring subsequent to the date thereof.

This letter represents our views as to the interpretation of existing law and is not binding on the IRS or the courts. No assurance can be given that, if the matter were contested, the IRS or a court would agree with these opinions.



                                                  Very truly yours,

                                              /s/ Ernst & Young LLP